Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” within the Prospectus and “Definitions” and “Independent Registered Public Accounting Firm, Reports to Shareholders and Financial Statements” within the Statement of Additional Information, each dated August 4, 2026, and each included in this Post-Effective Amendment No. 530 to the Registration Statement (Form N-1A, File No. 333-170122) of DBX ETF Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated July 27, 2026, with respect to the financial statements and financial highlights of Xtrackers Municipal Infrastructure Revenue Bond ETF included in the Annual Report to Shareholders (Form N-CSR) for the year ended May 31, 2026, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

August 3, 2026